October 15, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

Re:	Steadfast Secure Income REIT, Inc. Registration Statement on Form S-11 File No. 333-160748
Dear Ms. Garnett:
     This letter sets forth the responses of our client, Steadfast Secure Income REIT, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in the Staff’s letter, dated August 20, 2009, regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. The Issuer has filed today Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 1.
General
1.	Comment: Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
Response: The Issuer will provide to the Staff copies of any graphics, maps, photographs and related captions or other artwork, including logos, if any, that the Issuer

Ms. Karen Garnett
October 15, 2009

intends to use in the prospectus (“Artwork”) as soon as the materials become available. The Issuer understands and agrees that it will not include any Artwork in any preliminary prospectus which will be distributed to prospective investors prior to the Staff’s review and approval of the Artwork.
2.	Comment: Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.
Response: Please be advised that the Issuer has not yet prepared promotional materials or sales literature, including materials that will be used only by broker-dealers. The Issuer will provide copies of all such materials to the Staff as soon as they become available pursuant to Item 19.B of Industry Guide 5.
3.	Comment: We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.
Response: The Issuer’s primary purpose is to invest, directly or indirectly, in multifamily properties and, to a lesser extent, industrial properties. After the Issuer has invested substantially all of the offering proceeds, the Issuer expects that commercial properties will comprise a minimum of 75% of the value of its portfolio. Accordingly, the Issuer intends to conduct its operations so that neither it, nor its operating partnership nor the subsidiaries of its operating partnership are required to register as investment companies under the Investment Company Act of 1940, as amended (the “Investment Company Act”).
Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% Test”). Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Accordingly, under Section 3(a)(1) of the Investment Company Act, in relevant part, a company is not deemed to be

Ms. Karen Garnett
October 15, 2009

an “investment company” if: (i) it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or (ii) it neither is engaged nor proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis. We believe that the Issuer, its operating partnership and most of the subsidiaries of the operating partnership will satisfy both of the above tests as the Issuer intends to invest primarily in real property, through its wholly or majority-owned subsidiaries, the majority of which are expected to have at least 60% of their assets in real property. As these subsidiaries would be investing either solely or primarily in real property, they would be outside of the definition of “investment company” under Section 3(a)(1) of the Investment Company Act. As the Issuer is organized as a holding company that conducts its businesses primarily through the operating partnership, which in turn is a holding company conducting its business through its subsidiaries, both the Issuer and its operating partnership intend to conduct their operations so that they comply with the 40% Test. The Issuer intends to monitor its holdings to ensure continuing and ongoing compliance with this test.
Even if the value of investment securities held by the operating partnership subsidiaries were to exceed 40%, we believe that the subsidiaries would be able to qualify for an exemption from registration as an investment company under the Investment Company Act pursuant to Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exemption generally requires that at least 55% of a subsidiary’s portfolio must be comprised of qualifying assets and at least another 25% of its portfolio must be comprised of real estate-related assets under the Investment Company Act (and no more than 20% comprised of miscellaneous assets). For purposes of the exclusions provided by Sections 3(c)(5)(C), the Issuer will classify its investments based on no-action letters issued by the Staff and other SEC interpretive guidance as more fully described in the revised disclosure added to Amendment No. 1.
In the event that the Issuer, or its operating partnership, were to acquire assets that could make either entity fall within the definition of investment company under Section 3(a)(1) of the Investment Company Act, we believe that the Issuer would still qualify for an exclusion from registration pursuant to Section 3(c)(6). We believe that the Issuer and its operating partnership may rely on Section 3(c)(6) if 55% of the assets of the operating partnership consist of, and at least 55% of the income of the operating partnership is derived from, qualifying real estate investments owned by wholly owned or majority-owned subsidiaries of the operating partnership.
The Issuer has revised the disclosure relating to compliance with the Investment Company Act at pages 14-15, 24-26 and 70-72 of Amendment No. 1.
4.	Comment: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be

Ms. Karen Garnett
October 15, 2009

advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.
Response: The Issuer understands that it is responsible for analyzing the applicability of Regulation M to its share repurchase plan in determining whether the plan is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. The Issuer has determined that its share repurchase plan is consistent therewith.
5.	Comment: Please provide us with copies of the relevant portions of any study, report or book that you cite or on which you rely. Please mark the materials to specifically identify the portions that support your disclosure. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement. We note the following statements:
•	“According to Property & Portfolio Research, Inc. or PPR, apartment vacancies across the largest 54 U.S. metropolitan areas . . .,” page 43;

•	“[O]ver 3 million renter households in the U.S. since the homeownership rate began falling . . . according to the U.S. Census Bureau,” page 44;

•	“Almost 60% of households made up of 25 to 29 year olds . . . according to the U.S. Census Bureau,” page 45;

•	“Since the beginning of this decade, however, this trend has begun to reverse, and by 2015 . . . according to Moody’s Economy.com;” page 45;

•	“According to the Immigration and Naturalization Service, in the last decade, an average of one million . . .,” page 45;

•	“Immigrants tend to be younger and have a lower income level . . . according to Prudential Real Estate Investors;” page 45;

•	“According to Marcus & Millichap’s National Multi-Housing Group, approximately 85% . . . ,” page 45;

•	“According to Moody’s Economy.com, expectations are for manufacturing and retail sales levels . . . ,” page 49; and

Ms. Karen Garnett
October 15, 2009

•	“PPR is projecting vacancies to peak at 13.6% in the fourth quarter . . . ,” page 52.
Response: The Issuer has revised the Section entitled “Multifamily and Industrial Property Market Overview” and has also included the consent of The Lakemont Group, an independent real estate and economic consulting firm, as Exhibit 23.5 to Amendment No. 1. The Lakemont Group was retained by the Issuer to assist in the preparation of the Multifamily and Industrial Property Market Overview section. The Issuer is also providing supplementally to the Staff with its courtesy copy of this letter the information cited in Amendment No. 1 that was obtained from publicly available sources.
6.	Comment: Please provide the disclosure required by Items 5 and 19 of Form S-11, or tell us why you believe the disclosure is not applicable.
Response: The Issuer respectfully submits that the disclosure required by Item 5 of Form S-11 (Item 506 of Regulation S-K) is not applicable to the Issuer because there is not a substantial disparity in price between the shares of common stock sold to the Issuer’s sponsor with respect to the initial capitalization of the Issuer and the shares of common stock sold to the public in the Issuer’s public offering. As disclosed in the Registration Statement, shares of common stock of the Issuer were initially sold to the Issuer’s sponsor at $9.00 per share. This reduced price from the public offering price of $10.00 per share is a result of the elimination of the sales commissions and dealer manager fees in connection with the purchase of shares of common stock by the Issuer’s sponsor. The net proceeds to the Issuer from the sale of the shares of common stock to the sponsor are the same as the net proceeds that the Issuer will receive in connection with the sale of shares to the public in the Issuer’s public offering.
The Issuer respectfully submits that the disclosure required by Item 19 of Form S-11 (Item 103 of Regulation S-K) is not applicable because there currently are no pending litigation, disputes or claims against the Issuer. The Issuer also notes that it is a newly formed company and has not yet begun operations.
7.	Comment: We note on page B-13 of the form of your subscription agreement that your securities are subject to restrictions on transfer. Please revise your Description of Capital Stock section on page 106 to describe these restrictions. Also include a statement on the cover page that discloses this to investors and include a cross-reference to the page in the prospectus where a discussion of the restriction appears. Refer to Item 1(b) of Form S-11 for guidance.
Response: The Issuer respectfully submits that the section of the Registration Statement entitled “Description of Common Stock” contains a detailed discussion relating to transfer restrictions. See the section entitled “Description of Capital Stock-Restrictions on Ownership of Shares of Capital Stock” at page 114 of Amendment No. 1. The Issuer has included a statement and cross reference to such section on the cover page of Amendment No. 1 to disclose the fact that the shares of common stock of the Issuer are subject to restrictions on transfer.

Ms. Karen Garnett
October 15, 2009

Prospectus Cover Page
8.	Comment: Please limit your cover page to one page. Refer to Item 501(b) of Regulation S-K.

Response: The Issuer respectfully submits that the cover page of the Registration Statement is limited to one page. The Issuer will ensure that the cover page of the Registration Statement is limited to one page in all future amendments to the Registration Statement.
9.	Comment: We note that your offering will not last beyond two years from the date of the prospectus, unless extended. It is not appropriate to extend the offering for an indefinite period of time. Please revise to state a final termination date of the extension period.

Response: The Issuer has revised the disclosure in Amendment No. 1 to clarify that the offering period will not be extended indefinitely and to set forth the time periods by which the offering may be extended. Please see, for example, the cover page and page vii of Amendment No. 1.
Industry and Market Data, page iv
10.	Comment: We note that you have included disclaimers regarding the market and industry data included in your prospectus that you obtained from independent industry sources and publications. A registrant is responsible for all information included in its registration statement and may not disclaim the disclosure. In addition, it is not appropriate to include third party disclaimers when you are relying on third party information for disclosure in the prospectus. Please revise to eliminate these disclaimers from your document.

Response: The Issuer has revised the disclosure in the section entitled “Industry and Market Data” at page iv of Amendment No. 1 to eliminate the disclaimers with respect to information obtained from independent sources and publications.
Questions and Answers About This Offering, page vi
11.	Comment: The Q&A should not repeat any information that appears in the summary and vice versa. For example, information from the following Q&As is repeated in the summary:
•	What kind of offering is this?

•	How is the offering price for shares of your stock determined?

•	How long will this offering last?

•	If I buy shares, will I receive distributions and, if so, how often?

Ms. Karen Garnett
October 15, 2009

•	May I reinvest my distributions?
Please revise to eliminate repetition between your Q&A and summary section.
Response: The Issuer has revised the section entitled “Questions and Answers About This Offering” in Amendment No.1 to eliminate the repetition of any information that appears in the “Prospectus Summary” section of Amendment No. 1. The Issuer notes that the information in the question and answer section with respect to how long the offering will last is not repetitive of the information contained in the “Prospectus Summary.”
Prospectus Summary, page 1
Our Advisor, page 2
12.	Comment: Please revise your disclosure to indicate when the advisory agreement became effective, or alternatively, when it is expected to become effective.

Response: The advisory agreement took effect as of September 28, 2009. A final, executed copy of the advisory agreement has been filed as Exhibit 10.2 to Amendment No. 1.
Our Structure, page 4
13.	Comment: Please revise the organizational chart to include the ownership percentages of all the various entities.

Response: The Issuer has revised the organizational chart on page 4 of Amendment No.1 to include ownership percentages for all entities.
Compensation to Our Advisor and Its Affiliates, page 7
14.	Comment: Please tell us the basis for your estimate that organization and offering expenses will be 1.25% of gross proceeds from the primary offering.

Response: The Issuer has prepared an internal financial model that estimates the anticipated organization and offering costs to be incurred by the Issuer during the offering assuming the Issuer raises the maximum offering amount. This information is based upon the sponsor’s and its affiliates’ prior experience and a review of the public filings of other non-listed real estate investment trusts (“REITs”).
15.	Comment: We note that you have disclosed acquisition fees on a leveraged basis, assuming 65% leverage. Please revise to disclose leverage assuming the maximum allowed under your charter, which appears to be 75% of the aggregate cost of your assets.

Response: Section 9.3(h) of the Issuer’s charter contains a limitation on borrowing which precludes the Issuer from borrowing in excess of 300% of its net assets, which generally approximates to 75% of the aggregate costs of the Issuer’s assets. This

Ms. Karen Garnett
October 15, 2009

limitation on borrowing is required pursuant to Section V.J. of the Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted on May 7, 2007 (the “NASAA REIT Guidelines”). As disclosed in the Registration Statement, the Issuer anticipates that its borrowings will be approximately 65% of the cost of real properties (before deducting depreciation and other non-cash reserves) plus the value of other investments, after the Issuer has invested substantially all of the net offering proceeds. The limitation on borrowing under the NASAA REIT Guidelines serves as a maximum limit on borrowing, not as a targeted or anticipated level of leverage, and the Issuer respectfully submits that providing an estimate of the Issuer’s actual anticipated leverage is more meaningful to investors and that presenting the information assuming the maximum leverage permitted by the Issuer’s charter could be misleading.
16.	Comment: Please revise the table to include a line item for reimbursement to your advisor for amounts it pays to third parties in connection with the selection, acquisition or development of a property or acquisition of a real estate-related asset. We note the disclosure in footnote (3) on page 86.

Response: The Issuer has revised the disclosure at pages 8 and 86 of Amendment No. 1 to include a statement that the Issuer will also reimburse its advisor, Steadfast Secure Income Advisor, LLC (the “Advisor”), for amounts paid to third parties in connection with the selection, acquisition or development of a property or acquisition of a real estate-related asset.
17.	Comment: Please provide separate disclosure for property management fees and leasing fees. With respect to property management fees, please revise to clarify how you will determine the “market based percentage” of annual gross revenues.

Response: The Issuer has revised the disclosure at pages 9 and 87 of Amendment No. 1 to provide separate disclosure with respect to property management fees and leasing fees. The Issuer has also provided additional disclosure to clarify how it will determine the “market based percentage” of annual gross revenues to be paid to the property manager as well as a cross reference to the section entitled “Management — Affiliated Property Managers,” which contains a more detailed discussion of the determination of the property management fees. See page 83 of Amendment No. 1.
18.	Comment: Please revise to state that you have issued 1,000 shares of convertible stock to your advisor.

Response: The Issuer has revised the disclosure at pages 10 and 88 of Amendment No. 1 to clarify that 1,000 shares of convertible stock of the Issuer have been issued to the Advisor.
19.	Comment: Please revise to disclose the definition of “enterprise value” as it is used in connection with your description of the convertible stock, or provide a cross-reference to the definition provided in the Description of Capital Stock section of the prospectus.

Ms. Karen Garnett
October 15, 2009

Response: The Issuer has revised the disclosure at pages 10 and 88 of Amendment No. 1 to provide a cross-reference to the definition of “enterprise value” set forth in the section of Amendment No. 1 entitled “Description of Capital Stock.”
Distributions, page 11
20.	Comment: We note your disclosure here, and elsewhere in the filing, that the Advisor has agreed to advance you up to $5 million to pay distributions during the offering stage. Tell us whether this agreement represents a financial guarantee by the Advisor and ultimately the Sponsor, and if so, explain to us how you determined it was not necessary to include the financial statements of the Advisor and the Sponsor in your filing.

Response: The Issuer respectfully submits that the agreement by the Advisor to advance the Issuer up to $5 million to pay distributions during the offering stage does not represent a financial guarantee by the Advisor or the Issuer’s sponsor. The Advisor’s obligation to advance funds to the Issuer is pursuant to the advisory agreement. As a result, the Advisor has a contractual obligation to the Issuer, similar to a contingent commitment to provide a loan, but the Advisor has not guaranteed the source of distributions to the stockholders of the Issuer. Any advance will be treated as a liability of the Issuer at the time the funds are advanced by the Advisor. The Issuer respectfully submits that the Advisor’s obligation is simply a contingent loan commitment and not a guarantee to stockholders.
Investment Objectives, Strategy and Policies, page 53
Multifamily Investments, page 55
21.	Comment: We note that you will “consider acquiring real properties located in urban areas, especially those located in coastal cities. . . .” Please explain why you believe properties in coastal cities are particularly desirable. Furthermore, please explain how the coastal locations in which you seek acquisitions will align with your investment objective of avoiding “markets with significant seasonal fluctuations in tenancy.”

Response: The Issuer has revised the disclosure at page 55 of Amendment No. 1 to explain that it believes properties in coastal regions are particularly desirable because approximately one-half of the U.S. population lives in coastal regions. The Issuer notes that coastal regions in the United States vary greatly in climate and seasonal fluctuations and, as a result, submits that an investment objective of acquiring property in coastal regions is not inconsistent with the Issuer’s investment objective of avoiding markets with seasonal fluctuations in tenancy.

Ms. Karen Garnett
October 15, 2009

Underwriting Process, page 56
22.	Comment: Please revise to explain the term “Tier 1” markets or properties.

Response: The Issuer has revised the disclosure at page 58 of Amendment No. 1 to clarify the types of markets and properties in which it expects to pay higher prices.
Real Estate Assets, page 60
23.	Comment: Please revise to describe your “loan-to-own” strategy in greater detail. Explain how you will identify distressed sellers, describe the types of loan holders that you expect to be a source for these assets, and discuss the reasons why you expect holders of mortgages and other indebtedness related to strong income-producing properties would be willing to sell those loans at a favorable price.

Response: The Issuer has revised the disclosure at pages 61-62 of Amendment No. 1 to describe the Issuer’s “loan-to-own” strategy in greater detail.
Debt Instruments, page 61
24.	Comment: We note your policy that you “will not make or invest in mortgage loans on any one property if the aggregate amount of all mortgage loans outstanding on the property. . . would exceed an amount equal to 85% of the appraised value of the property, unless we find substantial justification due to the presence of other underwriting criteria.” Please expand your disclosure to explain what would constitute substantial justification to override this policy.

Response: The Issuer respectfully submits that the disclosure on page 62 of Amendment No. 1 with regard to the policy noted above sufficiently explains what may constitute substantial justification to override this policy. The Issuer notes that the sentence immediately following the sentence quoted above states “[w]e may find such substantial justification in connection with the purchase of mortgage loans in cases in which we believe there is a high probability of our foreclosure upon the property in order to acquire the underlying assets and in which the cost of the mortgage loan investment does not exceed the appraised value of the underlying property.”
25.	Comment: Please describe the credit quality of the loans that you may invest in.

Response: The Issuer has revised the disclosure at page 62 of Amendment No. 1 to disclose the credit quality of the loans in which the Issuer may invest.
Due Diligence, page 63
26.	Comment: Please explain the following terms in clear, plain language:
•	Rent roll;

Ms. Karen Garnett
October 15, 2009

•	Independent Phase I environmental site assessment;

•	Phase II assessment;

•	Marketable or indefeasible title; and

•	Tenant estoppels.
Response: The Issuer has revised the disclosure at pages 64 and 65 of Amendment No. 1 to explain the terms noted above in clear, plain language.
Management, page 71
Audit Committee, page 73
27.	Comment: We note that you intend to have a financial expert on your audit committee, which will be comprised of independent directors, and that you currently have three independent director nominees. Please indicate which of your nominees will be considered a financial expert.

Response: As disclosed at page 75 of Amendment No. 1, the audit committee of the Issuer has been formed. Messrs. Barker, Dale and Brown, each of whom is an independent director, serve on the Issuer’s audit committee. Mr. Brown has been designated as the audit committee’s financial expert.
Directors and Executive Officers, page 73
28.	Comment: Please revise to briefly describe the duties of your executive officers and what these officers will actually do for you on a day-to-day basis in these capacities.

Response: The Issuer has provided additional disclosure at page 77 of Amendment No. 1 to describe the duties of the Issuer’s executive officers and their role in the day-to-day management of the Issuer.
Long-Term Incentive Plan, page 76
29.	Comment: We note that your long-term incentive plan “will automatically expire on the tenth anniversary of the date on which it is approved by [y]our board of directors and stockholders. . .” We further note that your board of directors will evaluate whether to pursue a liquidity event by January 1, 2015. Please explain the effect of the various liquidity events on your long-term incentive plan.

Response: The Issuer notes that the disclosure at pages 78-79 of Amendment No. 1 indicates that the Issuer’s 2009 Incentive Plan (the “Plan”) may be terminated at any time. In the event of a liquidity event, which may include the sale of the Issuer’s assets or a listing of the Issuer’s shares on a national securities exchange, in each case, the Issuer’s board of directors will have discretion, pursuant to the terms of the Plan, to

Ms. Karen Garnett
October 15, 2009

determine the treatment of any outstanding awards under the Plan. Such determination will be made at the time of the liquidity event and may include the acceleration of awards, the termination of the Plan or the continuation of the Plan. The Issuer has revised the disclosure at page 79 of Amendment No. 1 to state that the board of directors has the ability to determine at any time, including, without limitation, upon a liquidity event, that all or a portion of any award under the plan shall become fully or partially exercisable and all or part of any time-based vesting restrictions shall lapse. The revised disclosure at page 79 of Amendment No. 1 also notes that all outstanding awards will accelerate or vest upon a change of control.
The Advisory Agreement, page 79
30.	Comment: Please revise to clarify whether non-renewal of the advisory agreement requires any notice period.

Response: The Issuer has revised the disclosure at page 82 of Amendment No. 1 to clarify that there is no required notice period for a non-renewal of the advisory agreement.
Affiliated Dealer Manager
31.	Comment: Please revise to clarify the corporate history of your dealer manager. Disclosure in the first paragraph states that Coastal Capital Markets Group was the predecessor of Steadfast Capital Markets Group, and that Steadfast Capital Markets Group is not yet a FINRA member. The biographical information about Mr. Aaron G. Cook, however, indicates that Coastal Capital Markets Group is an existing broker-dealer and FINRA member. Also, please tell us the current status of Steadfast Capital Markets Group’s application for FINRA membership.

Response: The Issuer respectfully provides the following clarification regarding the corporate history of the Issuer’s dealer manager:

Steadfast REIT Holdings, LLC (“Steadfast Holdings”), the parent company of the Issuer’s sponsor, is currently in the process of acquiring all of the equity interests in Coastal Capital Markets Group, Inc., a California corporation (“Coastal Capital”), a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), which is, as described in more detail below, now known as “Steadfast Capital Markets Group, LLC.”

In September 2009, Steadfast Holdings purchased a 24% interest in Coast Capital with an option to acquire the remaining 76% interest subject to certain conditions, including regulatory approval. Coastal Capital subsequently converted to a California limited liability company and merged with and into Steadfast Capital Markets Group, LLC, a Delaware limited liability company (“Steadfast Capital”), with Steadfast Capital as the surviving entity. The sole purpose of the conversion and merger was to convert Coastal Capital from a California corporation to a Delaware limited liability company with the name “Steadfast Capital Markets Group, LLC.” Steadfast Capital will file a Continuing Membership Application with FINRA pursuant to FINRA Rule 1017, and, upon FINRA approval, Steadfast Holdings will acquire the remaining 76% membership interest in Steadfast Capital from Aaron G. Cook. The acquisition by Steadfast Holdings of the remaining 76% membership interest of Steadfast Capital is expected to occur prior to the effectiveness of the Registration Statement.

Ms. Karen Garnett
October 15, 2009

The Issuer has revised the disclosure on page 83 of Amendment No. 1 in accordance with the foregoing explanation.
Management Compensation, page 82
32.	Comment: Please revise to explain the purpose of the investment management fees paid to your advisor, considering that you will also compensate the affiliated property managers for property management services. Please describe the services that the advisor will perform in exchange for the investment management fees and explain how those services differ from property management services.

Response: The investment management services that the Advisor will provide to the Issuer are set forth in greater detail in the advisory agreement between the Issuer and the Advisor, which was filed as Exhibit 10.2 to Amendment No. 1. The investment management fees payable to the Advisor are intended to compensate the Advisor for investment management and related operational services relating to the Issuer’s entire portfolio of both real properties and real estate-related assets, including, but not limited, to (i) monitoring applicable markets and obtaining reports, where appropriate in its judgment, concerning the value of the Issuer’s investments, (ii) monitoring and evaluating the performance of the Issuer’s investments, and (iii) formulating and overseeing the implementation of strategies for the administration, management, operation, maintenance, improvement, financing, marketing and disposition of the Issuer’s investments on an overall portfolio basis. By contrast, the Issuer’s affiliated property managers will be paid property management and leasing fees in connection with property management services performed specifically for real properties acquired by the Issuer, including but not limited to, leasing services, facility maintenance, on site-management and personnel and policy decisions related to all of the foregoing.

The Issuer has revised the disclosure regarding the property management and leasing fees at pages 9 and 87 of Amendment No. 1 to include a cross-reference to the description of the property management and leasing fees set forth in the section of Amendment No. 1 entitled “Management — Affiliated Property Managers.”
33.	Comment: Your description of the conversion formula for the convertible stock is dense and difficult to follow. Please revise to provide an example illustrating how the conversion formula will operate.

Response: The Issuer has revised the disclosure at pages 111-112 of Amendment No. 1 to include an example of how the conversion formula with respect to the convertible stock of the Issuer will operate. The Issuer has also included a cross-reference to this section at pages 10 and 88.

Ms. Karen Garnett
October 15, 2009

Conflicts of Interest, page 87
34.	Comment: Please revise your disclosure to address the conflict of interest that is presented when determining whether to pursue a liquidity event.

Response: The Issuer has revised the disclosure at page 92 of Amendment No. 1 to disclose the conflict of interest presented when determining whether to pursue a liquidity event.
Our Affiliates’ Interest in Other Steadfast Affiliates, page 87
35.	Comment: Please revise to disclose the number of other programs sponsored by your sponsor and its affiliates that present conflicts of interest.

Response: The Issuer has revised the disclosure at page 90 of Amendment No.1 to disclose the other programs sponsored by the Issuer’s sponsor and its affiliates which present conflicts of interest.
Allocation of Our Affiliates’ Time, page 87
36.	Comment: Please revise to disclose the amount of time your executive officers will devote to you.

Response: The Issuer respectfully submits that it cannot estimate the amount of time its executive officers will devote to the Issuer. The amount of time required of the Issuer’s executive officers will vary depending upon factors that are subject to general economic and market conditions, including, without limitation, the amount of proceeds raised in the offering and the ability to locate and acquire investments that meet the Issuer’s investment objectives, none of which can be determined at this time.
Fees an Other Compensation to Our Advisor and its Affiliates, page 88
37.	Comment: We note the disclosure at the top of page 89, which states that fees will be payable to your advisor regardless of the quality of the assets or the services provided to you. Please expand this disclosure to clearly state that acquisition and investment management fees are based on the purchase price or cost of your assets and may create an incentive for your advisor to accept a higher purchase price for those assets or to purchase assets that may not otherwise be in your best interest.

Response: The Issuer has revised the disclosure at page 92 of Amendment No. 1 to state that acquisition and investment management fees are based on the purchase price or cost of assets and may create an incentive for the Advisor to accept a higher purchase price for those assets or to purchase assets that may not otherwise be in the Issuer’s best interest.

Ms. Karen Garnett
October 15, 2009

Compensation Involving Our Advisor and its Affiliates, page 90
38.	Comment: We note that your independent directors will be responsible for determining if the compensation paid to your advisor and its affiliates is reasonable. Please revise to describe actions the board may take if it decides that the compensation is unreasonable.

Response: The Issuer has revised the disclosure at page 94 of Amendment No. 1 to describe actions the board may take if it decides that the compensation paid to the Advisor and its affiliates is unreasonable.
Prior Performance Summary, page 92
Three Year Summary of Acquisitions, page 95
39.	Comment: Please revise to disclose the method of financing for your acquisitions during this period. Refer to Item 8.A.4 of Industry Guide 5.

Response: The Issuer has revised the disclosure at page 98 of Amendment No. 1 to disclose the method of financing for the acquisitions of real properties.
Management’s Discussion and Analysis
Distribution Policy, page 102
40.	Comment: Refer to the second paragraph under this heading. Please revise to clarify whether you may also borrow funds, other than the advance from your advisor, to pay distributions.

Response: The Issuer has revised the disclosure at page 105 of Amendment No. 1 to disclose that the Issuer may also borrow funds, other than pursuant to advances from the Advisor, to pay distributions.

Ms. Karen Garnett
October 15, 2009

Share Repurchase Plan, page 113
41.	Comment: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your redemption program. Please consider all the elements of your share redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). For example, under the relief granted by the Division, the number of shares to be repurchased by a company under a redemption plan will generally not exceed 5 percent of the number of shares outstanding during a 12-month period. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response: The Issuer understands that it is responsible for analyzing the applicability of the tender offer rules to its share redemption program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E.
42.	Comment: Please revise to disclose more specifically how the “current” offering price will be determined for purposes of repurchase payments. Currently, it is not clear whether all holders making repurchase requests during a quarter will receive the same price or if the price will be based on the offering price for your shares on the date of the redemption requests.

Response: The Issuer has revised the disclosure at page 119 of Amendment No. 1 to disclose more specifically how the “current” offering price will be determined for purposes of repurchase payments.
Estimated Net Asset Value per Share, page 119
43.	Comment: We note that you do not intend to publicly disclose your NAV per share until six months after completion of your offering, which includes this offering and any follow-on public equity offerings. Please revise to disclose the reasons why you will not publicly disclose net asset value prior to the time you complete your public offering. In addition, we note that you may change the offering price of your shares from $10.00 to a price that reflects changes in your estimated net asset value per share and other factors that the board may consider. Please revise to clarify whether you will publicly disclose per share NAV in the event that your offering price is adjusted to reflect changes in NAV.

Response: The Issuer notes that public, non-listed REITs are typically required to undertake to estimate the per share net asset value beginning 18 months after the end of the offering period to allow broker dealers to comply with NASD Rule 2340(c)(2) and Regulatory Notice 09-09 (the “09-09 Notice”) promulgated by the Financial Industry Regulatory Authority, Inc. (“FINRA”). Such issuers are further required to update this

Ms. Karen Garnett
October 15, 2009

information every 18 months following the first publication of an estimated per share net asset value. As noted in the 09-09 Notice, during the offering period, the estimated per share net asset value included in the customer account statements by broker dealers pursuant to Rule 2340 is usually the value at which securities are being offered to the public. As a result, the Issuer is following the guidance of the 09-09 Notice and respectfully submits that it will provide an estimated net asset value per share earlier and more frequently than is required by FINRA rules.
As disclosed at page 124 of Amendment No. 1, in the event that the Issuer revises the offering price, it will disclose in a prospectus supplement the factors considered by its board of directors in determining such revised offering price. However, the Issuer does not anticipate that it will begin to publicly disclose an estimated net asset value per share of its common stock until six months following the completion of its offering stage. The Issuer does not intend to provide its stockholders with a calculation of its estimated net asset value per share during its offering stage in connection with a change in the offering price or otherwise.
Offering Price, page 152
44.	Comment: We note that the board of directors may change the price at which you offer shares. Please confirm to us that you will file a post-effective amendment to the registration statement to reflect any change in the price that is more than 20% higher or lower than $10.00 per share for the public offering or $9.50 per share for the distribution reinvestment plan.

Response: The Issuer confirms that it will file a Post-Effective Amendment to the Registration Statement to disclose a change in the offering price in an amount that is more than 20% higher or lower than the current offering price or the per share price for shares issued pursuant to the Issuer’s distribution reinvestment plan.
Page II — Information Not Required In Prospectus, page II-1
Item 36. Financial Statements and Exhibits, page II-2
45.	Comment: We note that you have filed, or will file in an amendment, the “form” of many exhibits, such as your articles of incorporation, dealer manager agreement and advisory agreement. Please file the actual exhibits or explain why you have only filed the forms of such exhibits.

Response: The Issuer has filed final, dated and executed copies of the Articles of Amendment and Restatement of the Issuer (Exhibit 3.1), the Advisory Agreement (Exhibit 10.2) and the Limited Partnership Agreement (Exhibit 10.3) as exhibits to Amendment No. 1. The Issuer will file a final executed Dealer Manager Agreement prior to effectiveness of the Registration Statement as it is still subject to regulatory review by state regulators and FINRA. The Issuer will file a final executed escrow agreement prior to the effectiveness of the Registration Statement.

Ms. Karen Garnett
October 15, 2009

Exhibits 5.1 and 8.1
46.	Comment: Please confirm that you will file final, dated and executed legal and tax opinions prior to effectiveness of the registration statement.

Response: The Issuer confirms that it will file final, dated and executed legal and tax opinions in a Pre-Effective Amendment to the Registration Statement.
Appendix A — Prior Performance Tables
Table I, page A-2
47.	Comment: Please revise to show cash down payments separate from mortgage loans. Total acquisition costs should reflect to amount of offering proceeds applied toward the purchase of property and should not exceed 100%. Mortgage financing will be reflected in the line item for Percent Leverage.

Response: The Issuer has revised Table I to Amendment No. 1 in accordance with the foregoing comments.
48.	Comment: Refer to the line items for Date Offering Began and Length of Offering and the disclosure in footnotes (4) and (5). Please tell us why you are not using the commencement date of the sale of securities as the Date Offering Began.

Response: Pursuant to footnotes (4) and (5), once an investment is identified by the program sponsor, the sponsor then begins to raise funds to finance the proposed investment. Once sufficient funds have been obtained, the investment is acquired. The Issuer respectfully submits that the information is responsive to the required line-items for Table I of the Prior Performance Tables and that the footnote disclosure simply explains the process by which the prior programs raised funds to acquire investments.
Table VI, page II-6
49.	Comment: Please revise this table to include the location of each of the property disclosed. Please see Appendix I of Industry Guide 5.

Response: The Issuer has revised Table VI to Amendment No. 1 to include the location of each of the properties disclosed.

Ms. Karen Garnett
October 15, 2009

     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.
Sincerely,

/s/ Rosemarie A. Thurston
Rosemarie A. Thurston
Enclosures
cc:     Mr. Gustav F. Bahn